UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ENERGY FOCUS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29268T300

(CUSIP Number)

August 6, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
	Brilliant Start Enterprise, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands
	5	SOLE VOTING POWER

NUMBER OF		652,173
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		652,173
WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,173

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IV

1	NAMES OF REPORTING PERSONS
	Jag International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands
	5	SOLE VOTING POWER

NUMBER OF		600,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		600,000

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	600,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IV

1	NAMES OF REPORTING PERSONS
	Gina Huang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Taiwan
	5	SOLE VOTING POWER

NUMBER OF		1,252,173

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,252,173

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,252,173

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

EXPLANATORY NOTE

Ms. Huang, Jag International and Brilliant Start previously filed a Schedule 13D on April 22, 2014 with respect to the Common stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”). Ms. Huang is the Chairman of Brilliant Start and the sole owner of Jag International. Pursuant to Rule 13d-1(h), Ms. Huang, Jag International and Brilliant Start are now eligible to file this beneficial ownership report on Schedule 13G to report a change in their ownership percentage as a result of a change in the number of the outstanding shares following the Company’s public offering in August 2014. All share amounts in this Amendment reflect the stock split the Company effected in July 2014.

Item 1.

(a)	Name of issuer:

ENERGY FOCUS, INC.

(b)	Address of issuer’s principal executive offices:

32000 Aurora Road, Suite B, Solon, OH 44139

Item 2.

(a)	Name of Persons Filing:

Brilliant Start Enterprise, Inc.

Jag International Ltd.

Gina Huang

Gina Huang is the Chairman of Brilliant Start Enterprise, Inc. (“Brilliant Start”) and the sole owner of Jag International Ltd (“Jag”).

(b)	Address of Principal Business Office or, if None, Residence:

The business address of Brilliant Start, Jag International and Ms. Huang is Portcullis Trustnet Chambers, Road Town, Tortola, British Virgin Islands 3444.

(c)	Citizenship:

Brilliant Start is incorporated in and Jag is organized in the British Virgin Islands. Ms. Huang is a citizen of Taiwan.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

29268T300

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

N/A

Item 4.	Ownership

(a)	Amount beneficially owned (1)

	Brilliant Start Enterprise, Inc.	652,173
	Jag International Ltd.	600,000
	Gina Huang	1,252,173

(b)	Percent of class: (2)

	Brilliant Start Enterprise, Inc.	7.0%
	Jag International Ltd.	6.4%
	Gina Huang	13.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

		Brilliant Start Enterprise, Inc.	652,173
		Jag International Ltd.	600,000
		Gina Huang	1,252,173

	(ii)	Shared power to vote or to direct the vote

		Brilliant Start Enterprise, Inc.	0
		Jag International Ltd.	0
		Gina Huang	0

	(iii)	Sole power to dispose or to direct the disposition of

		Brilliant Start Enterprise, Inc.	652,173
		Jag International Ltd.	600,000
		Gina Huang	1,252,173

	(iv)	Shared power to dispose or to direct the disposition of

		Brilliant Start Enterprise, Inc.	0
		Jag International Ltd.	0
		Gina Huang	0

(1)	Ms. Huang is the is Chairman of Brilliant Start and the Owner of Jag International and thus is deemed to have beneficial ownership of the shares held by those entities.

(2)	Based on information set forth in the Company’s Quarter Report on Form 10-Q for the quarter ended June 30, 2014, filed on August 13, 2014 (which reported that there were 9,376,818 shares outstanding as of August 12, 2014).

Item 5.	Ownership of 5 Percent or Less of a Class.

	N/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

	N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	N/A

Item 8.	Identification and Classification of Members of the Group

	N/A

Item 9.	Notice of Dissolution of Group.

	N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 31, 2014

By:	/s/ Gina Huang
Name:	Gina Huang

BRILLIANT START ENTERPRISE, INC.

By:	/s/ Gina Huang
Name:	Gina Huang
Title:	Chairman

JAG INTERNATIONAL LTD.

By:	/s/ Gina Huang
Name:	Gina Huang
Title:	Owner